SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT

TO RULE 13d-2(a)

(Amendment No. 5)

Guaranty Bancorp

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

40075T607

(CUSIP Number)

W. Kirk Wycoff Patriot Financial Partners, L.P. Cira Centre 2929 Arch Street, 27th Floor Philadelphia, Pennsylvania 19104 (215) 399-4650	Copies to: Terrence Kerwin, Esq. Fox Rothschild LLP 747 Constitution Drive, Suite 100 P.O. Box 673 Exton, PA 19341 (610) 458-6186
(Name, Address, Telephone Number of Person Authorized to Receive Notices and Communications)

November 28, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,186,758

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,186,758

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,186,758

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.06%*

14	Type of Reporting Person PN

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners Parallel, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 205,009

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 205,009

11	Aggregate Amount Beneficially Owned by Each Reporting Person 205,009

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.70%*

14	Type of Reporting Person PN

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners GP, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,396,044

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,396,044

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.77%*

14	Type of Reporting Person PN

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Patriot Financial Partners GP, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,396,044

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,396,044

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.77*

14	Type of Reporting Person OO (LLC)

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) W. Kirk Wycoff

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,396,044

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,396,044

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.77%*

14	Type of Reporting Person IN

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) Ira M. Lubert

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,396,044

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,396,044

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.77%*

14	Type of Reporting Person IN

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607		13D/A

1	Names of Reporting Person I.R.S. Identification Nos. of Above Persons (Entities Only) James J. Lynch

2	Check the Appropriate Box if a Member of a Group
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,396,044

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,396,044

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,396,044

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 4.77%*

14	Type of Reporting Person IN

*This calculation is based on 29,241,220 shares of Common Stock of the Company outstanding as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

CUSIP No. 40075T607	13D/A

This Amendment No. 5 to Schedule 13D (this “Amendment”) amends and supplements the Schedule 13D filed on May 15, 2009, as subsequently amended, relating to the common stock, par value $0.001 per share (the “Common Stock”), of Guaranty Bancorp, a Delaware corporation (the “Company” or the “Issuer”), whose principal executive offices are located at 1331 Seventeenth Street, Suite 200, Denver, Colorado 80202.

This Amendment No. 5 is being filed to report the transaction described in Item 5.  Unless specifically amended hereby, the disclosures set forth in the Schedule D remain unchanged.

Item 5.                   Interest in Securities of the Issuer

Paragraphs (a), (b) and (e) of Item 5 of Schedule D are hereby amended and supplemented, with effect from the date of the event giving rise to this Amendment, by the following:

The percentages used in this Amendment are based upon 29,241,220 outstanding shares of Common Stock as of November 28, 2017, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2017.

(a) - (b) Patriot Financial Partners L.P. (“Patriot”), possesses shared voting and dispositive power and beneficially owns 1,186,758 shares, or 4.06% of the outstanding Common Stock.

Patriot Financial Partners Parallel L.P. (“Parallel” and together with Patriot the “Funds”), possesses shared voting and dispositive power and beneficially owns 205,009 shares, or 0.70% of the outstanding Common Stock.

Because (i) Mr. W Kirk Wycoff, Mr. Ira M. Lubert, and Mr. James J. Lynch (collectively, the “Individuals”) serve as general partners of the Funds and Patriot Financial Partners GP, L.P. (“Patriot GP”), and as members of Patriot Financial Partners GP, LLC (“Patriot LLC”), and (ii) Patriot LLC serves as general partner of Patriot GP, and (iii) Patriot GP serves as general partner of the Funds, each of the Individuals, Patriot LLC and Patriot GP may be deemed to possess shared voting and dispositive power over the 1,396,044 shares of Common Stock, or 4.76%, of the outstanding Common Stock.

(c)           The Funds have completed the following open market, broker-assisted transactions with respect to the Common Stock during the last 60 days: (i) on October 24, 2017, Patriot sold 42,635 shares of Common Stock and Parallel sold 7,365 shares of Common Stock at a weighted average price of $29.1957 per share; (ii) on October 25, 2017, Patriot sold 36,239 shares of Common Stock and Parallel sold 6,261 shares of Common Stock at a weighted average price of $29.0552 per share; (iii) on October 26, 2017, Patriot sold 21,829 shares of Common Stock and Parallel sold 3,771 shares of Common Stock at a weighted average price of $29.1452 per share; (iv) on October 27, 2017, Patriot sold 32,652 shares of Common Stock and Parallel sold 5,641 shares of Common Stock at a weighted average price of $29.0733 per share; (v) on October 30, 2017, Patriot sold 37,183 shares of Common Stock and Parallel sold 6,424 shares of Common Stock at a weighted average price of $28.2451 per share; (vi) on November 28, 2017, Patriot sold

CUSIP No. 40075T607	13D/A

255,809 shares of Common Stock and Parallel sold 44,191 shares of Common Stock at a weighted average price of $27.2538 per share;

(d)           Not applicable.

(e)                                  As of November 28, 2017, the Reporting Persons cease to be beneficial owners of more than five percent of Issuer’s Common Stock.

Item 7.                                                         Material to be Filed as Exhibits

1                     Joint Filer Statement dated May 15, 2009 (previously filed)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 8, 2017

PATRIOT FINANCIAL PARTNERS, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS PARALLEL, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, L.P.

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member of Patriot Financial Partners GP, LLC, the general partner of Patriot Financial Partners GP, L.P., the general partner of Patriot Financial Partners, L.P.

PATRIOT FINANCIAL PARTNERS GP, LLC

	By:	/s/ W. Kirk Wycoff
W. Kirk Wycoff, a member

/s/ W. Kirk Wycoff
W. Kirk Wycoff

/s/ Ira M. Lubert
Ira M. Lubert

/s/ James J. Lynch
James J. Lynch